CONTACT:    Investor Relations                      Public Relations
            (214) 792-4415                          (214) 792-4847

SOUTHWEST AIRLINES REPORTS FIRST QUARTER EARNINGS OF $24 MILLION;
                   DILUTED EARNINGS PER SHARE OF $.03

	DALLAS, TEXAS -- April 21, 2003 -- Southwest Airlines' net income for first quarter 2003 was $24 million, compared to first quarter 2002 net income of $21 million, an increase of 14.3 percent. Diluted net income per share was $.03 in both first quarter 2003 and first quarter 2002. These results were in line with First Call's consensus estimate of $.03 for first quarter 2003.
      Total operating revenues for first quarter 2003 increased 7.5 percent to $1.35 billion, compared to $1.26 billion for first quarter 2002. Revenue passenger miles (RPMs) increased 4.8 percent in first quarter 2003, compared to a 5.3 percent increase in available seat miles (ASMs), resulting in a load factor of 62.6 percent versus the first quarter 2002 load factor of 62.9 percent. The passenger revenue yield per RPM increased 2.6 percent to 11.99 cents from 11.69 cents in first quarter 2002. Operating revenue yield per ASM increased 2.1 percent to 7.77 cents from 7.61 cents in first quarter 2002.
      Operating expenses per ASM for first quarter 2003 increased 2.6 percent to 7.50 cents from 7.31 cents in first quarter 2002, primarily due to higher
labor and jet fuel costs, net of hedging gains.   The Company's hedging program
resulted in the recognition of approximately $77 million in gains during first
quarter 2003, of which $64 million was recorded in "Fuel and oil."   The
remaining gains are included in "Other (gains) losses, net" in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative
Instruments and Hedging Activities (SFAS 133), as amended.   Excluding fuel,
operating expenses per ASM for first quarter 2003 were 6.30 cents, approximately the same as first quarter 2002.
      James F. Parker, Vice Chairman and Chief Executive Officer, stated:
"Considering the current financial crisis of the airline industry and the adverse effects world events continue to have on demand for air travel, we are grateful to report a 14.3 percent increase in our first quarter 2003 earnings to $24 million. This earnings performance marks our 48th consecutive quarterly profit, which represents an enormous accomplishment for our Shareholders and Shareholder-Employees.
      "Although our financial performance has been exceptional relative to the airline industry as a whole, Southwest, too, has been severely impacted by the lingering effects of the 2001 terrorist attacks and the war in Iraq. Although our revenues were showing signs of recovery during fourth quarter 2002 and into first quarter 2003, those trends were disrupted.
      "Since the war began, bookings for second quarter 2003 have softened further. Currently, we expect only modest revenue growth, if any, compared to last year's second quarter revenue of $1.47 billion, which included $36 million in additional revenue related to a reduction in estimated refunds and exchanges included in air traffic liability.
      "On the cost side, we were able to mitigate significantly higher energy costs by hedging 100 percent of our first quarter fuel requirements, saving Southwest approximately $77 million pretax in first quarter of 2003. For second quarter 2003, we are 100 percent hedged in the $24 per barrel range. We are 85 percent hedged for the second half of 2003 with caps under $24 per barrel. We remain 80 percent hedged for 2004, with caps approximating $23 per barrel.
      "Excluding fuel, we were pleased with our better than expected unit cost performance. Although we continue to face certain cost challenges, our unit cost growth was very modest, partly due to our Employees' disciplined cost
                                 /more
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reduction efforts. Based on first quarter 2003 costs, we expect modest year over year unit cost growth again in second quarter of 2003.
      "The Emergency Wartime Supplemental Appropriations Act ("Act") was recently enacted. Among other items, the legislation includes a $2.3 billion cash reimbursement for security fees remitted to the Transportation Security Administration since the 2001 terrorist attacks. Southwest expects to receive its proportional share during second quarter 2003.
      "Although our revenue outlook remains uncertain, our costs remain under control. As a consequence, and barring any unforeseen event, we expect to be profitable in the second quarter of 2003. Given the current disruption in revenue trends, however, and without consideration of funds received pursuant to the Act, it will be difficult to match last year's second quarter profit of $102 million, which included $36 million (pretax) related to a reduction in air traffic liability.
      "While many of our competitors have reduced their service due to the war in Iraq, Southwest plans to grow our available seat mile capacity by roughly four percent in 2003. In the course of cautiously growing our fleet, we recently exercised options to acquire four more 737-700s in 2004. This change brings our total firm orders to 25 and options to nine for 2004.
      "Although we are not entirely out of the woods, we have, thus far, effectively weathered the post-September 11 industry crisis for one reason - the People of Southwest Airlines. We have the most dedicated, resilient, and finest group of Employees in the airline industry. Their unity and longterm vision allows us to produce great results in good times so that we can survive even in the worst of times. As a result of our Employees' remarkable efforts and unwavering Southwest Spirit, Southwest was named one of FORTUNE magazine's most admired companies in America and topped the airline category for the seventh consecutive year. Southwest was also recognized again in Business
Ethics magazine's listing of "100 Best Corporate Citizens" and HISPANIC magazine's listing of the 2003 Hispanic Corporate 100. I am also pleased that Southwest was named the "Best Low Cost Airline" at the 2003 Official Airline Guide Airline of the Year awards and selected by Air Transport World magazine as its "Airline of the Year" for 2003. Congratulations to each and every Southwest Employee for these wonderful accomplishments - you are indeed the very best!"
      Net cash provided by operations was $267 million and capital expenditures were $193 million for first quarter 2003. We ended first quarter 2003 with $1.89 billion cash on hand plus our available unsecured revolving credit line of $575 million.
      Southwest Airlines will conduct a conference call to discuss its quarterly earnings today at 10:30 a.m. Eastern Time. A live broadcast of the conference call will be available via the World Wide Web at www.southwest.com.
      This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements are contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.
                                 /more


SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in millions except per share amounts)
(unaudited)



                                                    Three months ended
                                                         March 31,
                                                                        Percent
                                            2003           2002         Change
OPERATING REVENUES:
  Passenger                                $1,306         $1,215          7.5
  Freight                                      22             21          4.8
  Other                                        23             21          9.5
    Total operating revenues                1,351          1,257          7.5

OPERATING EXPENSES:
  Salaries, wages, and benefits               516            462         11.7
  Fuel and oil                                208            170         22.4
  Maintenance materials and repairs           106             97          9.3
  Agency commissions                           12             14        (14.3)
  Aircraft rentals                             45             47         (4.3)
  Landing fees and other rentals               90             83          8.4
  Depreciation                                 93             85          9.4
  Other operating expenses                    235            250         (6.0)
    Total operating expenses                1,305          1,208          8.0

OPERATING INCOME                               46             49         (6.1)

OTHER EXPENSES (INCOME):
  Interest expense                             26             26          0.0
  Capitalized interest                         (7)            (4)        75.0
  Interest income                              (5)           (10)       (50.0)
  Other (gains) losses, net                    (7)             2          n.a.
    Total other expenses (income)               7             14          n.a.


INCOME BEFORE INCOME TAXES                     39             35         11.4
PROVISION FOR INCOME TAXES                     15             14          7.1


NET INCOME                                    $24            $21         14.3


NET INCOME PER SHARE:
    Basic                                   $ .03          $ .03
    Diluted                                 $ .03          $ .03

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic                                     778            769
    Diluted                                   808            811

SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                                    Three months ended
                                                         March 31,
                                            2003           2002          Change
Revenue passengers carried               15,077,537     14,463,282        4.2 %
Revenue passenger miles (RPMs) (000s)    10,895,701     10,392,590        4.8 %
Available seat miles (ASMs) (000s)       17,399,132     16,519,957        5.3 %
Load factor                                   62.6%          62.9%   (0.3) pts.
Average length of passenger haul                723            719        0.6 %
Trips flown                                 233,087        231,195        0.8 %
Average passenger fare                       $86.64         $83.99        3.2 %
Passenger revenue yield per RPM (cents)       11.99          11.69        2.6 %
Operating revenue yield per ASM (cents)        7.77           7.61        2.1 %
Operating expenses per ASM (cents)             7.50           7.31        2.6 %
Operating expenses per ASM,
  excluding fuel (cents)                       6.30           6.28        0.3 %
Fuel costs per gallon,
  excluding fuel tax (cents)                  74.8           63.3        18.2 %
Fuel consumed, in gallons (millions)            277            268        3.4 %
Number of Employees at period-end            33,140         32,244        2.8 %
Size of fleet at period-end                     377            359        5.0 %

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
(unaudited)
                                             March 31,              December 31,
                                                2003                    2002
ASSETS
Current assets:
      Cash and cash equivalents                $1,889                    $1,816
      Accounts and other receivables              159                       174
      Inventories of parts and
        supplies, at cost                          95                        86
      Fuel hedge contracts                         97                       113
      Prepaid expenses and other
        current assets                             36                        43
          Total current assets                  2,276                     2,232

Property and equipment, at cost:
      Flight equipment                          8,110                     8,025
      Ground property and equipment             1,062                     1,042
	Deposits on flight equipment
        purchase contracts                        468                       389
          Property & Equipment                  9,640                     9,456
     Less allowance for depreciation            2,906                     2,810
      Property & Equipment
        (less: Allow for Depr)                  6,734                     6,646
Other assets                                       94                        76
Assets                                         $9,104                    $8,954

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                           $367                      $362
      Accrued liabilities                         514                       529
      Air traffic liability                       535                       412
      Current maturities of long-term debt        132                       131
        Total current liabilities               1,548                     1,434

Long-term debt less current maturities          1,547                     1,553
Deferred income taxes                           1,243                     1,227
Deferred gains from sale and
  leaseback of aircraft                           180                       184
Other deferred liabilities                        127                       134
Stockholders' equity:
      Common stock                                778                       777
      Capital in excess of par value              146                       136
      Retained earnings                         3,476                     3,455
      Accumulated other comprehensive income       59                        54
        Total stockholders' equity              4,459                     4,422
Liabilities & Stockholders' Equity             $9,104                    $8,954

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)
(unaudited)
                                                           Three months ended
                                                                 March 31,
                                                         2003              2002
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                            $24               $21
    Adjustments to reconcile net income to
      cash provided by operating activities:
        Depreciation                                       93                85
        Deferred income taxes                              12                14
        Amortization of deferred gains on sale and
          leaseback of aircraft                            (4)              (4)
        Amortization of scheduled airframe
          inspections & repairs                            12                11
        Changes in certain assets and liabilities:
          Accounts and other receivables                   16              (62)
          Other current assets                             (1)               17
          Accounts payable and accrued liabilities         (7)             (86)
          Air traffic liability                           123               111
        Other                                              (1)             (14)
            Net cash provided by operating activities     267                93

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment, net             (193)            (109)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of long-term debt                              -               385
    Proceeds from trust arrangement                         -                59
    Proceeds from Employee stock plans                     12                20
    Payments of long-term debt and capital
      lease obligations                                    (6)              (5)
    Payment of trust arrangement                            -             (123)
    Payment of revolving credit facility                    -             (475)
    Payments of cash dividends                             (7)              (7)
    Other, net                                              1               (4)
           Net cash used in financing activities            -             (150)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       74             (166)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD        1,815             2,280

CASH AND CASH EQUIVALENTS AT END OF PERIOD             $1,889            $2,114

Southwest Airlines Co.
Boeing 737-700 Delivery Schedule


                                            Prior Schedule     Current Schedule
                                            Firm Options*      Firm Options*
2003**                                        17      -            17      -
2004                                          21     13            25      9
2005                                          24     18            24     18
2006                                          22     16            22     16
2007                                          25     29            25     29
2008                                           6     45             6     45
2009-2012                                      -    177             -    177
Total                                        115    298           119    294

*Includes purchase rights
**Includes two aircraft delivered in first quarter 2003